Exhibit I

Capital Product Partners L.P. Announces Commencement of Long Term Charter

ATHENS, GREECE, September 25, 2019 — Capital Product Partners L.P. (NASDAQ: CPLP) (the ‘Partnership’), an international owner of ocean-going vessels, announced today that its vessel, M/V ‘Agamemnon’ (108,892 dwt / 8,266 TEU, container carrier built 2007, Daewoo Shipbuilding & Marine Engineering Co., Ltd., South Korea) commenced on September 17, 2019 its previously announced new long-term time charter with Mediterranean Shipping Company Co. S.A., after successfully completing the installation of a SOx scrubber system and ballast water treatment system and passing of its special survey. The charter is set to expire at the earliest in February 2024.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 11 vessels, including ten neo-panamax container vessels and one capesize bulk carrier.

For more information about the Partnership, please visit our website: www.capitalpplp.com.

Forward-Looking Statements

The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.